September 4, 2019

VIA EDGAR

David M. Plattner

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sears Hometown and Outlet Stores, Inc.
Schedule 13E-3 filed by Sears Hometown and Outlet Stores, Inc.,
Transform Holdco LLC, Transform Merger Corporation, ESL Partners, L.P., ESL Investments, Inc.,
Edward S. Lampert, and RBS Partners, L.P.
Filed July 26, 2019
File No. 005-86980

Preliminary Information Statement on Schedule 14C
Filed July 26, 2019
File No. 001-35641

Dear Mr. Plattner:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission contained in your letter dated August 15, 2019 (the “Comment Letter”), relating to the Schedule 13E-3 Transaction Statement, File No. 005-86980 (the “Schedule 13E-3”) and the Preliminary Information Statement on Schedule 14C, File No. 001-35641 (the “Preliminary Information Statement”), in each case filed on July 26, 2019. Concurrently with the submission of this letter, we have filed, via EDGAR, Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”) and Amendment No. 1 to the Preliminary Information Statement (“Amendment No. 1 to the Preliminary Information Statement”). Courtesy copies of Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Information Statement, marked to show changes against the Schedule 13E-3 and the Preliminary Information Statement, respectively, are being provided separately via email.

The comments of the Staff are set forth in bold and italicized below, and the responses of the Company are set forth in plain text immediately following each comment. Page number references in the responses below correspond to page numbers in Amendment No. 1 to the Schedule 13E-3 or Amendment No. 1 to the Preliminary Information Statement, as applicable. Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Information Statement each incorporate changes made in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1 to the Schedule 13E-3 or Amendment No. 1 to the Preliminary Information Statement, as applicable.

Preliminary Information Statement on Schedule 14C

Record Dates, page 5

1.

Notwithstanding that such language is essentially lifted from the Delaware statute, please clarify the meaning of the phrase “the day next preceding the date” so that it is understandable to shareholders. Please do the same on page 65.

Response: In response to the Staff’s comment, the disclosure on pages 6 and 68 of Amendment No. 1 to the Preliminary Information Statement has been revised.

Sale of the Outlet Segment, page 7

2.

Please describe, in reasonable detail, here and elsewhere as appropriate, the efforts that have been made to negotiate an Outlet Sale. We note that August 24 marks the Outlet Sale End Date, unless extended.

Response: In response to the Staff’s comment, the disclosure on pages 8-9 and 98-99 of Amendment No. 1 to the Preliminary Information Statement has been revised to describe the efforts that were made by the Company to negotiate an Outlet Sale. As described more fully in Amendment No. 1 to the Preliminary Information Statement, the Company was successful in its efforts to negotiate an Outlet Sale and on August 27, 2019 entered into an Equity and Asset Purchase Agreement with Franchise Newco S, LLC (the “Outlet Purchaser”) and, solely for the purposes of a performance and payment guarantee on behalf of the Outlet Purchaser, Liberty Tax, Inc., to effect an Outlet Sale to the Outlet Purchaser (the “Liberty Sale”). The disclosure on pages 8-9 and 98-99 of Amendment No. 1 to the Preliminary Information Statement has also been revised to describe the terms of the Liberty Sale.

Background of the Transaction, page 17

3.

We note the disclosure on pages 28, 29, and 31 regarding the Special Committee’s consideration of pursuing a legal challenge to the ESL Action and the enforceability of the ESL Bylaw Amendment. In light of the materially detrimental impact that the ESL Bylaw Amendment had on the Special Committee’s ability to negotiate a favorable outcome for unaffiliated stockholders, please provide more detail on the discussions and analysis that went into not pursuing legal action.

Response: In response to the Staff’s comment, the disclosure on pages 31 and 32 of Amendment No. 1 to the Preliminary Information Statement has been revised to provide more detail on the discussions and analysis that went into not pursuing legal action to challenge the ESL Action and the enforceability of the ESL Bylaw Amendment.

4.

We note the disclosure at the bottom of page 31 that refers to Mr. Lampert’s “expressed interest in Transform pursuing a potential Outlet Go Shop Transaction.” Please advise whether the interest involved Transform pursuing such a transaction or whether it involved the Company pursuing such a transaction.

Response: In response to the Staff’s comment, the disclosure on page 34 of Amendment No. 1 to the Preliminary Information Statement has been revised to clarify that the interest involved both Transform and the Company pursuing a potential Outlet Go Shop Transaction.

5.

The Transform Matching Ceiling is defined on page 33 and negotiations with respect to it are discussed on pages 33-35. The descriptions of the negotiations that took place over the final days leading up to execution of the Merger Agreement do not, however, mention the Transform Matching Ceiling, yet it appears that the Merger Agreement includes the concept. Please revise the disclosure in this section to explain the final negotiation of the Transform Matching Ceiling, noting any evolution in its terms from its last mention on page 35 to the form it took in the signed Merger Agreement. Please do the same for the Outlet Sale Minimum Proceeds Amount, the Outlet Marketing Period, and the Outlet Closing Period.

Response: In response to the Staff’s comment, the disclosure on pages 38 and 39 of Amendment No. 1 to the Preliminary Information Statement has been revised to explain the final negotiation of the Transform Matching Ceiling, the Outlet Sale Minimum Proceeds Amount, the Outlet Marketing Period and the Outlet Closing Period. As noted in the revised disclosure on page 38 of Amendment No. 1 to the Preliminary Information Statement, each of the Transform Matching Ceiling, the Outlet Sale Minimum Proceeds Amount and the Outlet Marketing Period were agreed between the parties and reflected in the revised merger agreement sent by Cleary Gottlieb to Shearman & Sterling on May 25, 2019. The Outlet Closing Period continued to be the subject of negotiation between the parties between May 25, 2019 and May 30, 2019, as reflected in the revised disclosure on pages 38 and 39 of Amendment No. 1 to the Preliminary Information Statement.

6.	On page 37, please elaborate on PJ Solomon’s financial analysis and/or provide a cross-reference to the “Opinion of PJ Solomon” section that appears later.

Response: In response to the Staff’s comment, the disclosure on pages 39 and 40 of Amendment No. 1 to the Preliminary Information Statement has been revised to provide two cross-references to the “Opinion of PJ Solomon” section that appears later in Amendment No. 1 to the Preliminary Information Statement.

7.

Given the fact that the Special Committee consisted of only one individual, please remove the word “unanimously” when referring to its decision-making (notwithstanding the fact that the Merger Agreement uses such term). Please do the same on pages 58 and 60.

Response: In response to the Staff’s comment, the disclosure on pages 39, 61 and 63 of Amendment No. 1 to the Preliminary Information Statement has been revised to remove the word “unanimously” when referring to the Special Committee’s decision-making.

Recommendation of the Special Committee and Reasons for Recommendation, page 37

8.

We note the disclosure on pages 38-41 that briefly mentions the Special Committee’s analysis of a potential Outlet Sale as being a positive factor, and the risk of an Outlet Sale not occurring as being a negative factor. Please expand this disclosure to describe what consideration the Special Committee gave to the possibility that certain terms of the Merger Agreement – including, for example, the matching rights given to Transform and the various timing and other requirements imposed by the Merger Agreement on the Outlet Sale Process – would significantly deter any potential third party buyer from negotiating a purchase of the Outlet Segment.

Response: In response to the Staff’s comment, the disclosure on pages 41 and 43 of Amendment No. 1 to the Preliminary Information Statement has been revised to describe the considerations the Special Committee gave to the possibility that certain terms of the Merger Agreement would significantly deter any potential third party buyer from negotiating a purchase of the Outlet Segment.

Opinion of PJ Solomon, page 43

9.

Please revise to disclose the data underlying the results described in each of the three principal analyses to show how that information resulted in the values disclosed. In particular, please revise the summaries to include more data from pages 12 and 15 of the presentation filed as Exhibit (c)(14) so that the calculations are apparent.

Response: In response to the Staff’s comment, the disclosure on pages 49, 51 and 52 of Amendment No. 1 to the Preliminary Information Statement has been revised to disclose the data underlying the results described in each of the three principal analyses to show how that information resulted in the values disclosed.

If you have any questions regarding this letter or require any additional information with respect to the foregoing, please do not hesitate to contact me at (212) 225-2746.

Very truly yours,

/s/ BENET J. O’REILLY

Benet J. O’Reilly